Exhibit 99.3

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

March 23, 2026

TO: The Shareholders of GoldMining Inc.

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of GoldMining Inc. (the "Corporation") will be held at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 4A2 on Thursday, May 14, 2026, at 12:00 p.m. (Vancouver time) (the "Meeting") for the following purposes:

1.

Financial Statements: to receive the financial statements of the Corporation for its last financial year, together with the report of the auditors thereon (see the Circular (as defined below) under “Receipt of Financial Statements”);

2.

Election of Directors: to elect directors of the Corporation for the ensuing year as set forth in the Corporation's Management Information Circular relating to the Meeting (the "Circular") (see the Circular under “Election of Directors”);

3.

Appointment of Auditors: to appoint PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration (see the Circular under “Appointment of Auditors”); and

4.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide shareholders with electronic access to this notice of meeting, the Circular, the audited annual financial statements of the Corporation for the year ended November 30, 2025 and the accompanying management's discussion and analysis (collectively, the "Meeting Materials") instead of mailing paper copies. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedarplus.ca. The use of the notice-and-access provisions reduces costs to the Corporation.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Corporation toll free at 1-855-630-1001 (extension 324). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on May 1, 2026, in order to receive and review the Meeting Materials and submit their vote by 12:00 p.m. (Vancouver time) on May 12, 2026, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Corporation's board of directors have fixed March 20, 2026, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each shareholder of record (a "Registered Shareholder") at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice in accordance with the instructions set out therein and in the Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6 by 12:00 p.m. (Vancouver time) on May 12, 2026, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The Chairman of the Meeting has the discretion to accept proxies received after that time.

Non-registered Shareholders who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, this 23rd day of March, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF
GOLDMINING INC.

/s/ Amir Adnani
Amir Adnani Co-Chairman and Director

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